Exhibit 99.3

Vedanta Limited

Regd. Office: Vedanta Limited 1st Floor, ‘C’ Wing,

Unit 103, Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai 400093, Maharashtra.

www.vedantalimited.com

CIN: L13209MH1965PLC291394

Vedanta Limited reports highest ever quarterly consolidated EBITDA of ₹ 13,768 crore; Net debt declines by ₹ 6,590 crore

Mumbai, April 28, 2022: Consolidated Results for the Fourth Quarter and Full Year ended 31st March 2022

Financial Highlights –

•	4QFY22:

•	Record consolidated quarterly revenue of ₹39,342 crore, up 41% YoY

•	Highest ever quarterly EBITDA of ₹13,768 crore, up 51% YoY

•	PAT (before exceptional and one-time tax credit) of ₹7,570 crore, up 48% YoY

•	Net Debt at ₹20,979 crore, declined by ₹6,590 crore since 31st Dec 2021

•	FY22:

•	All time high consolidated revenue of ₹131,192 crore, up 51% YoY

•	Highest ever annual EBITDA of ₹45,319 crore, up 66% YoY

•	Robust Industry leading EBITDA margin[1] of 39%

•	PAT (before exceptional and one-time tax credit) of ₹24,299 crore, up 95% YoY

•	Free cash flow before capex ₹27,154 crore, up 69% YoY

•	Strong double-digit ROCE[2] at c.30%, ~1.6 times YoY

•	Net Debt/EBITDA at 0.5x lowest in 5 years; net debt to equity at 0.25x

•	Strong liquidity position with total cash and cash equivalent at ₹32,130 crore

•	Record dividend payout of ₹45/share; ~14% dividend yield

•	Credit rating upgrade by both CRISIL and India Rating to AA with stable outlook

Shareholders value creation -

Vedanta has consistent track record of rewarding its shareholders with strong dividend pay-out. Last year we paid ₹ 45 per share amounting to ₹ 16,728 crore which translates into ~14% dividend yield one of the highest among peers in FY22 and had record total shareholder’s return. The board, in its meeting held today 28th April, has approved first interim dividend for FY23 of ₹ 31.5 per share amounting to ₹ 11,710 crore. This is line with our robust performance on profitability and cash flows. This will also help the Vedanta group in deleveraging, in line with latest capital allocation policy.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 1 of 8
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Results for the fourth quarter and full Year ended 31st Mar 2022

Operational Highlights FY22 –

•	Record annual volume across key businesses with stable production from Oil and Gas

•	Maintained 1st quartile cost curve positioning globally, across key segments

•	Strong margins across key businesses despite increase in input commodity prices and power cost

•	Aluminium:

•	Record Aluminium production at 2,268kt, up 15%YoY

•	Highest ever Alumina production at 1,968kt, up 7%YoY

•	Zinc India

•	Highest ever Mined metal production, crossed 1 million tonnes mark

•	Best ever metal production of 967kt, up 4%YoY

•	Zinc International:

•	Record mined metal production at Gamsberg of 170 kt, up 18%YoY

•	Oil & Gas:

•	Sustained average gross operated production at 161 kboepd

•	Two new discoveries named Durga and Jaya in OALP block

•	Iron Ore:

•	Highest ever sales of 5.7 million tonnes at Karnataka, up 30%YoY

•	Record pig iron production of 790 kt, up 33%YoY

•	Continued engagement with the stakeholders for resumption of Goa mining

•	Steel:

•	Record Hot metal production of 1.36 million tonnes, up 5%YoY

•	Saleable Steel production at 1.26 million tonnes, up 6%YoY

•	Commenced commercial production from recently acquired two Iron ore mines in Orissa

•	FACOR:

•	Record Ferro Chrome production of 75 kt

•	EBITDA margin increased by 3x to $534 per tonne

•	Copper India:

•	Due legal process is being followed to achieve a sustainable restart of the operations

ESG Highlights –

•	3,200+ Nand Ghars created for women and child welfare, signed MoU with Government of Rajasthan for developing 25,000 Nand Ghars

•	₹ 359 crores Social Investment; improving the lives of 4.36 million people

•	₹ 54,104 crore contribution to the National Exchequer

•	~13.75 million tonnes GHG emissions avoided

•	31% water recycled

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 2 of 8
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Results for the fourth quarter and full Year ended 31st Mar 2022

•	Electric mobility: Jharsuguda partners with GEAR India to supply 23 e-forklifts; deployed 50+ electric vehicles at Hindustan Zinc and ESL steel together

•	10-year MoU signed with TERI to develop implementation programs to further our ESG vision

•	Signed Power Distribution Agreement for 580 MW renewable energy - a significant milestone towards 2.5 GW RE Round the Clock commitment

•	Launched green Aluminium under the brands ‘Restora’ & ‘Restora Ultra’ to usher new era of green metals

•	Collaboration with TUV-SUD to develop roadmap for our ‘Net Water Positive’ Initiative

•	1st fly ash rake from Jharsuguda dispatched to ACC-Holcim

•	Commenced Ash backfilling in one of the coal India’s open cast mines in Mar’22

•	Used 17kt biomass in Hindustan Zinc; committed to using 5% biomass in our thermal power plants

Mr Sunil Duggal, Chief Executive Officer, Vedanta, said “I am delighted to share record operational and financial performance for FY22. We have delivered historical best EBITDA of ₹45,319 crore and PAT (before exceptional and one-time tax credit) of ₹24,299 crore. This reflects our relentless focus on volume growth and operational efficiency, underpinned by structural integration and technology adoption. The strong free cash flow (pre capex) of ₹27,154 crore has allowed us to reinvest for growth, further strengthen our balance sheet and continue our attractive dividend pay-out. As a part of our ESG Journey, we have signed an agreement for 580 MW renewable power distribution which brings us one step closer towards becoming a Net Zero Carbon organization. As we leap forward, we are committed to make Vedanta stronger through growth, vertical integration, operational efficiencies and renewed ESG purpose.”

1.	Excluding custom smelting
2.	Return on capital employed on LTM basis

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 3 of 8
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Results for the fourth quarter and full Year ended 31st Mar 2022

Consolidated Financial Performance –

(In ₹ crore, except as stated)

	Q4%			Q3%		FY		%
Particulars	FY2022	FY2021	Change	FY2022	Change	FY2022	FY2021	Change
Net Sales/Income from operations	39,342	27,874	41%	33,697	17%	131,192	86,863	51%
Other Operating Income	480	332	45%	400	20%	1,541	1,158	33%
EBITDA	13,768	9,107	51%	10,938	26%	45,319	27,341	66%
EBITDA Margin[1]	39%	38%	3%	37%	7%	39%	36%	8%
Finance cost	1,333	1,325	1%	1,216	10%	4,797	5,210	(8%)
Investment Income	520	860	(40%)	516	1%	2,341	3,269	(28%)
Exchange gain/(loss) - (Non operational)	(45)	(71)	(37%)	(67)	(33%)	(235)	129	—
Profit before Depreciation and Taxes	12,911	8,571	51%	10,171	27%	42,627	25,529	67%
Depreciation & Amortization	2,379	2,055	16%	2,274	5%	8,895	7,638	16%
Profit before Exceptional items	10,532	6,516	62%	7,897	33%	33,732	17,891	89%
Exceptional Items Credit/(Expense)[2]	(336)	(773)	(56%)	(105)	—	(769)	(678)	13%
Profit Before Tax	10,195	5,743	78%	7,792	31%	32,964	17,213	92%
Tax Charge/ (Credit)	2,962	1,412	—	2,474	20%	9,433	5,445	73%
One-time tax charge/ (Credit)[3]	—	(3,111)	—	0	—		(3,111)	—
Tax on Exceptional items/ (Credit)	(28)	(187)	(85%)	(35)	(19%)	(178)	(154)	16%
Profit After Taxes before exceptional and one time tax credit	7,570	5,105	48%	5,424	40%	24,299	12,446	95%
Profit After Taxes	7,261	7,629	(5%)	5,354	36%	23,709	15,033	58%
Minority Interest	1,463	1,196	22%	1,190	23%	4,908	3,430	43%
Basic Earnings per Share (₹/share)	15.66	17.37	(10%)	11.24	39%	50.73	31.32	62%
Basic EPS before Exceptional items	16.27	18.94	(14%)	11.42	42%	52.02	32.80	59%
Exchange rate (₹/$ ) - Average	75.17	72.95	3%	74.90	0%	74.46	74.11	0%
Exchange rate (₹/$ ) - Closing	75.59	73.30	3%	74.37	2%	75.59	73.30	3%

1.	Excludes custom smelting at Copper business
2.	Exceptional Items Gross of Tax
3.	One time tax credit includes deferred tax asset on losses recognised in ESL

•	Revenue:

•	Achieved record consolidated revenue of ₹39,342 crore in 4QFY22 with 41%YoY and 17%QoQ growth; supported by higher sale volumes and improved commodity prices.

•	FY22 consolidated revenue at ₹131,192 crore was also best ever with 51%YoY growth.

•	EBITDA and EBITDA Margin:

•

Achieved highest ever consolidated EBITDA of ₹13,768 crore in 4QFY22. This 51%YoY and 26%QoQ growth was mainly due to higher sales volume, supportive commodity prices and operational efficiencies despite higher Cost of production amidst input commodity inflation.

•	FY22 consolidated EBITDA at ₹45,319 crore was also historically high with 66%YoY growth; EBITDA margin[1] stood robust at 39%.

•	Depreciation & Amortization:

•

4QFY22 Depreciation & amortisation increased by 16%YoY to ₹2,379 crore, mainly due to increase in amortisation with increased Ore production at Zinc Business. On QoQ basis, it was up by 5% as impact of increased in Ore production at Zinc Business was partially offset by decrease in overall working interest production at Oil & Gas business.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 4 of 8
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Results for the fourth quarter and full Year ended 31st Mar 2022

•

FY22 Depreciation & amortisation increased by 16%YoY to ₹8,895 crore, mainly due to increase in amortisation because of increased – a) Ore production at Zinc Business, b) higher depletion at Oil & Gas business, and c) capitalisation at Aluminium business.

•	Finance Cost:

•

4QFY22 Finance cost increased 1%YoY to ₹1,333 crore as one-time charges paid on Vedanta Aluminium loan were broadly offset by lower average borrowings and decreased cost of borrowings. On QoQ basis, Finance cost was up by 10%, mainly due to increase in average borrowings and one time charges paid on Vedanta Aluminium loan after a partial offset from decreased cost of borrowings.

•	FY22 Finance cost decreased 8%YoY to ₹4,797 crore, mainly due to lower average borrowings and decreased cost of borrowings.

•	Investment Income:

•	4QFY22 Investment Income decreased 40%YoY to ₹520 crore, mainly due to Mark to Market movement and change in Investment mix.

•	FY22 Investment Income decreased 28%YoY to ₹2,341 crore, due to Mark to Market movement and change in Investment mix.

•	Exceptional Items:

•	4QFY22 Exceptional items at ₹(336) crore; primarily relates to ₹2,697 crore gain from impairment reversal in Oil & Gas which was partially offset by exploration cost written off in cairn ₹2,403 crore.

•

FY22 Exceptional items at ₹ (769) crore; primarily relates to ₹2,697 crore gain on account of impairment reversal in Oil and Gas which was partially offset by exploration cost written off in cairn ₹2,618 crore, exceptional loss on account of provision against KCM receivables ₹217 crore, deposit write of ₹125 crore in Aluminium business, fly ash provision ₹288 crore, payment under amnesty scheme at Zinc India ₹134 crore.

•	Taxes:

•

4QFY22 normalized Effective tax rate (ETR) was 28% (excluding tax on exceptional items of ₹28 crore) compared to 28% in 4QFY21 and 30% in 3QFY22 on account of higher benefit u/s 10AA and change in profit mix.

•	FY22 normalized ETR is 28% (excluding ₹178 crore tax on exceptional items) compared to 27% in FY21 (excluding ₹3,111 crore Deferred tax assets recognized on account of losses in steel business).

•	Profit after Tax before exceptional and one-time tax credit and Earnings per Share (EPS):

•	4QFY22 Profit after Tax (before exceptional item and one-time tax credit) was at ₹7,570 crore, up 48% YoY.

•	For FY22, Profit after Tax (before exceptional item and one-time tax credit) was at ₹24,299 crore, up 95%YoY.

•	EPS for FY22 before exceptional items was at ₹52.02 per share compared to ₹32.80 per share in FY21.

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 5 of 8
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Results for the fourth quarter and full Year ended 31st Mar 2022

•	Leverage, liquidity, and credit rating:

•	Gross debt declined by ₹3,919 crore YoY in FY22 to ₹53,109 crore as on 31st Mar 2022; primarily with deleveraging at Balco and CIHL.

•	Net debt declined by ₹3,435 crore YoY in FY22 to ₹20,979 crore on 31st Mar 2022; driven by strong cash flow from operations after ₹11,043 crore capex and ₹19,356 crore dividend pay-out.

•

Cash and cash equivalents position is robust at ₹32,130 crore. The Company follows a Board-approved investment policy and invests in high quality debt instruments with mutual funds, bonds, and fixed deposits with banks.

•	The company has investment grade credit; both CRISIL and India Ratings upgraded rating to ‘AA’ with stable outlook.

Key Recognitions –

Vedanta has been consistently received various awards and accolades. Few recognitions received during 4QFY22 are given below:

•	Hindustan Zinc was included in the ‘Sustainability Yearbook 2021’

•	Hindustan Zinc was bestowed with outstanding accomplishment in corporate excellence in the 16th CII – ITC sustainability award

•	Cairn was awarded the “Sustainability 4.0 Award 2021: Leaders’ Award’ Under Mega Large Business Sector by Frost and Sullivan & TERI

•	Cairn was awarded the ‘Global CSR Excellence and Leadership Award’ for the ‘Best Rural Health Initiative’ by the ‘World CSR Congress Forum’

•	‘Vedanta Jharsuguda won the ‘Gold Awards’ in ‘Manufacturing Excellence & Digital Smart Manufacturer categories at IMexl Integrated Manufacturing Excellence Initiative

•	Vedanta Limited Jharsuguda was awarded the ‘Greentech Award for Safety Excellence’

•	ESL Steel Limited was awarded the ‘Best Indirect Tax Team Award of the Year’ at the 5th Annual GST Summit & Awards 2022

•	ESL awarded the ‘CHRO Inclusion Vision Award’ and ‘HR Excellence in Change Management Award’ in 2nd Edition CHRO Vision & Innovation Awards 2022

•	FACOR bagged one Excellent and two Distinguished Award at National Convention on Quality Concepts (NCQC) 2021 organized by QCFI Coimbatore

•	FACOR was awarded the ‘British Safety Award’

•	Vedanta Iron ore Karnataka bagged the ‘CII HR Excellence Award’

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 6 of 8
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Results for the fourth quarter and full Year ended 31st Mar 2022

Results Conference Call –

Please note that the results presentation is available in the Investor Relations section of the company website https://www.vedantalimited.com/Pages/FinancialReports.aspx

Following the announcement, a conference call is scheduled at 5:15 PM (IST) on Apr 28, 2022, where the senior management will discuss the company’s results and performance. The dial-in numbers for the call are as below:

Event	Telephone Number
Earnings conference call on April 28, 2022, from 5:15 - 6:15 PM (IST)	Universal Dial-In	+91 22 6280 1114 +91 22 7115 8015
	India National Toll Free	1 800 120 1221

		Canada	01180014243444
		Hong Kong	800964448
		Japan	00531161110
	International Toll Free*	Netherlands	08000229808
		Singapore	8001012045
		UK	08081011573
		USA	18667462133

	International Toll*	HongKong	+852 30186877
		Japan	+81 345899421
		Singapore	+65 31575746
		SouthAfrica	+27 110623033
		UK	+44 2034785524
		USA	+1 3233868721

Online Registration Link	https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=5455737&linkSecurityString=16f7b60119

Call Recording	Will be available on website April 29, 2022, onwards

*	In case of dial-ins from any other country, please use the online registration link for relevant dial in numbers

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 7 of 8
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394

Results for the fourth quarter and full Year ended 31st Mar 2022

About Vedanta Limited:

Vedanta Limited, a subsidiary of Vedanta Resources Limited, is one of the world’s leading Oil & Gas and Metals company with significant operations in Oil & Gas, Zinc, Lead, Silver, Copper, Iron Ore, Steel, and Aluminium & Power across India, South Africa and Namibia. For two decades, Vedanta has been contributing significantly to nation building. Governance and sustainable development are at the core of Vedanta’s strategy, with a strong focus on health, safety, and environment. Vedanta has put in place a comprehensive framework to be the ESG leader in the natural resources sector. Vedanta is committed to reducing carbon emissions to zero by 2050 or sooner and has pledged $5 billion over the next 10 years to accelerate the transition to net zero operations. Giving back is in the DNA of Vedanta, which is focused on enhancing the lives of local communities. The company’s flagship social impact program, Nand Ghars, have been set up as model anganwadis focused on eradicating child malnutrition, providing education, healthcare, and empowering women with skill development. Under the aegis of the Anil Agarwal Foundation, the umbrella entity for Vedanta’s social initiatives, the Vedanta group has pledged Rs 5000 crore over the next five years on social impact programs with a thrust on nutrition, women & child development, healthcare, animal welfare, and grass-root level sports. Vedanta and the group companies company have been featured in Dow Jones Sustainability Index 2020, and was conferred Frost & Sullivan Sustainability Awards 2020, CII Environmental Best Practices Award 2020, CSR Health Impact Award 2020, CII National Award 2020 for Excellence in Water Management, CII Digital Transformation Award 2020, People First HR Excellence Award 2020, ‘Company with Great Managers 2020’ by People Business and certified as a Great Place to Work 2021. Vedanta’s flagship Nand Ghar Project was identified as best CSR project by Government of Rajasthan. Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India.

For more information, please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional, and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

For any Investor enquiries, please contact:

Mr. Sandep Agrawal, Vice President - Investor Relations (Sandep.Agrawal@vedanta.co.in)

For any media queries, please contact:

Mrs. Ritu Jhingon, Group Director – Communications (Ritu.Jhingon@vedanta.co.in)

Mr. Abhinaba Das, Group Head - Media Relations (Abhinaba.Das@vedanta.co.in; +91-9820426346)

Registered Office: Vedanta Limited 1st Floor, ‘C’ Wing, Unit 103, Corporate Avenue, Atul Projects, Chakala,	Page 8 of 8
Andheri (East), Mumbai 400093, Maharashtra, India. CIN: L13209MH1965PLC291394